

MAIL STOP 3561

May 21, 2009

Mr. James A. Coyne
Vice Chairman and Chief Financial Officer
Stoneleigh Partners Acquisition Corp.
20 Marshall Street, Suite 104
South Norwalk, CT 06854

      **Re: Stoneleigh Partners Acquisition Corp.
            Schedule 14A
            File No. 001-33502
            Initially Filed April 10, 2009**

Dear Mr. Coyne:

      This letter confirms that we have completed our review of your filing and have no further comments, as we advised you by telephone on April 28, 2009.

                           Sincerely,

                           John Reynolds
                           Assistant Director